EXHIBIT 99.1

AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE

MONTHS ENDED

DECEMBER 31, 2025 and 2024

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim financial statements.

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Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Unaudited -Expressed in Canadian Dollars)

		December 31, 2025	March 31, 2025
	Note	($)	($)
ASSETS
Current assets
Cash	3	1,557,905	1,211,297
Amounts receivable and other assets	5	95,390	109,975
Marketable securities	4	6,204	22,086
		1,659,499	1,343,358
Non-current assets
Investment in Aurora Minerals	7	1	–
Restricted cash		525,667	514,828
Right-of-use asset	13	6,726	21,858
Total assets		2,191,892	1,880,044

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	769,418	780,923
Advanced contributions received	6(c),7	289,841	635,530
Balances due to related parties	11	68,900	278,238
Director's loan	9	25,205	966,304
Lease liability	13	9,250	26,417
		1,162,614	2,687,412
Non-current liabilities
Director's loan	9	1,000,000	–
Lease liability	13	–	2,347
Total liabilities		2,162,614	2,689,759

Shareholders' equity (deficiency)
Share capital	10	69,582,897	68,863,511
Reserves	10	4,343,426	4,267,374
Accumulated deficit		(73,897,045)	(73,940,600)
		29,278	(809,715)
Total liabilities and shareholders' equity		2,191,892	1,880,044

Nature of operations and going concern (note 1)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

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Amarc Resources Ltd.

Condensed Interim Statements of Loss (Income)

(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

		Three months ended December 31,		Nine months ended December 31,
	Note	2025	2024	2025	2024
		($)	($)	($)	($)
Expenses
Exploration and evaluation	6	811,560	5,243,030	18,687,631	20,717,450
Assays and analysis		953,153	753,315	1,978,848	1,579,600
Equipment rental		216,887	154,178	785,094	396,828
Freight		439,583	176,036	1,013,210	444,300
Geological, including geophysical		703,186	940,745	3,447,187	3,165,155
Graphics		8,295	7,494	17,117	26,565
Helicopter and fuel		467,411	669,907	5,112,759	4,468,985
Operations support		226,216	–	2,177,082	–
Property acquisition and assessments costs		61,297	55,634	890,914	193,535
Site activities		–	1,444,979	–	4,116,479
Socioeconomic		99,398	148,464	234,644	415,514
Technical data		–	18,900	146	55,010
Travel and accommodation		240,231	124,533	1,880,207	395,148
JV Contractor costs	7	3,514,073	–	7,151,044	–

Administration		425,578	347,406	1,290,605	848,205
Legal, accounting and audit		36,683	44,128	221,311	57,476
Office and administration	12(b)	153,359	100,956	423,962	305,338
Rent		5,148	22,148	953	48,583
Shareholder communication		163,030	119,426	396,663	321,572
Travel and accommodation		64,527	59,532	212,254	85,100
Trust and regulatory		2,831	1,216	35,462	30,136

Equity-settled share-based compensation		18,792	70,633	104,653	211,899

Cost recoveries	6	(803,999)	(3,306,382)	(18,750,750)	(17,596,923)

		451,931	2,354,687	1,332,139	4,180,631
Other items
Finance income		(50,572)	(66,261)	(122,579)	(289,842)
Interest expense – director's loans	9	25,205	25,205	75,342	74,342
Accretion expense - office lease		341	1,095	1,609	3,806
Interest income		–	(102,078)	–	–
Interest and penalties		114	–	114	–
Other fee income	6,7	(214,311)	–	(1,380,745)	(925,919)
Amortization of right-of-use asset		5,044	5,044	15,132	15,132
Transaction cost – director's loans	9	8,232	28,775	33,696	113,458
Foreign exchange loss		1,329	2,328	1,737	2,867
Net loss (income)		227,313	2,248,795	(43,555)	3,174,475

Other comprehensive loss (income)
Items that will not be reclassified subsequently to loss (income):
Change in value of marketable securities	4	3	7,298	15,882	19,301
Total other comprehensive loss (income)		227,316	2,256,093	(27,673)	3,193,776

Basic and diluted loss (income) per share		0.00	0.01	(0.00)	0.01

Weighted average number of common
shares outstanding		225,327,364	216,217,497	224,421,425	213,920,665

 The accompanying notes are integral part of these condensed interim financial statements

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Amarc Resources Ltd.

Condensed Interim Statements of Changes in (Deficiency) Equity

(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total
	(#)	($)	($)	($)	($)	($)	($)

Balance at April 1, 2024	211,702,894	67,236,421	3,075,950	(1,593,390)	3,135,098	(70,027,712)	1,826,367
Net loss for the period	–	–	–	–	–	(3,174,475)	(3,174,475)
Other comprehensive loss for the period	–	–	–	(19,301)	–	–	(19,301)
Total comprehensive loss	–	–	–	(19,301)	–	(3,174,475)	(3,193,776)
Issuance of common shares pursuant to property agreement	100,000	7,500	–	–	–	–	7,500
Shares issued through exercise of options	2,820,000	190,900	–	–	–	–	190,900
Shares issued through exercise of warrants	6,176,470	350,000	–	–	–	–	350,000
Flow-through share premium liability	–	–	211,899	–	–	–	211,899
Balance at December 31, 2024	220,799,364	67,784,821	3,287,849	(1,612,691)	3,135,098	(73,202,187)	(607,110)

Balance at April 1, 2025	224,194,032	68,863,511	2,745,167	(1,612,891)	3,135,098	(73,940,600)	(809,715)
Net loss for the period	–	–	–	–	–	43,555	43,555
Other comprehensive loss for the period	–	–	–	(15,882)	–	–	(15,882)
Total comprehensive loss	–	–	–	(15,882)	–	43,555	27,673
Issuance of common shares pursuant to property agreement	1,000,000	690,000	–	–	–	–	690,000
Shares issued through exercise of options	133,332	16,667	–	–	–	–	16,667
Fair value reversal of options exercised	–	12,719	(12,719)	–	–	–	–
Equity-settled share-based compensation	–	–	104,653	–	–	–	104,653
Balance at December 31, 2025	225,327,364	69,582,897	2,837,101	(1,628,773)	3,135,098	(73,897,045)	29,278

The accompanying notes are integral part of these condensed interim financial statements.

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Amarc Resources Ltd.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

		Nine months ended December 31,
	Note	2025	2024
		($)	($)
Operating activities
Net income (loss) for the period		43,555	(3,174,475)
Adjustments for:
Amortization of right-of-use asset	13	15,132	15,132
Equity-settled share-based compensation		104,653	211,899
Office lease accretion per IFRS 16	13	1,609	3,806
Office base rent recorded as lease reduction per IFRS 16	13	(21,123)	(21,123)
Property acquisition and assessments costs		690,000	7,500
Transaction cost – director's loans	9	33,696	113,458

Changes in working capital items
Amounts receivable and other assets		14,585	(134,475)
Restricted cash		(10,839)	20,000
Accounts payable and accrued liabilities		(11,505)	(743,463)
Advanced contributions received	6(c),7	(345,689)	(4,303,661)
Balances due to related parties		(209,338)	(93,103)
Net cash used in operating activities		304,736	(8,098,505)
Financing activities
Proceeds from exercise of share purchase warrants	11(a)	–	350,000
Proceeds from option exercise	10(a)	16,667	190,900
Net cash provided by financing activities		16,667	540,900

Net decrease in cash		321,403	(7,557,605)
Cash, beginning balance		1,211,297	9,007,042
Cash, ending balance		1,532,700	1,449,437

The accompanying notes are an integral part of these Interim financial statements.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These unaudited condensed interim financial statements as at and for the three and nine months ended December 31, 2025 (the “Interim Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at December 31, 2025, the Company had cash of $1,557,905, working capital of $496,885, and an accumulated deficit of $73,897,045.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Interim Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION

(a) Statement of compliance

The Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”) applicable to the preparation of interim financial statements, including International Auditing Standard (“IAS”) 34, Interim Financial Reporting. These Interim Financial Statements do not include all disclosures required for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the year ended March 31, 2025, which have been prepared in accordance with IFRS® Accounting Standards.

These Interim Financial Statements have been prepared using accounting policies consistent with those used in the Company’s audited financial statements for the year ended March 31, 2025.

Board of Directors of the Company authorized these Financial Statements for issuance on February 18, 2026.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b) Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

(c) New and amended IFRS Accounting Standards pronouncements

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendments provide guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for reporting periods beginning on or after January 1, 2025. These amendments do not have a significant impact on the Company’s financial statements.

IFRS 18 Presentation and Disclosures in Financial Statements

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements. The objective of the new standard is to set out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. The new standard is effective for reporting periods beginning on or after January 1, 2027. Management is currently assessing the impact of the new standard on the Company's interim and annual financial statements.

Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued amendments to the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. Management is currently assessing the impact of the new standard on the Company's interim and annual financial statements.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3. CASH

The Company’s cash is invested in business accounts, which are available on demand by the Company. The cash balance at December 31, 2025 included $59,513 advance contributions to be spent on exploration expenditures and $204,068 deferred expenditures for services agreement (Note 7).

4. MARKETABLE SECURITIES

As at December 31, 2025, the fair value of its current holdings was $6,204 (March 31, 2025 - $22,086) and during the nine months ended December 31, 2025 there was a negative change of fair value adjustment of $15,882 (December 31, 2024 – $19,301 negative change). The marketable securities include 550,000 units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on the TSX Venture Exchange.

As at December 31, 2025, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value At December 31, 2025	Fair Value At March 31, 2025	Change in Fair Value
	(#)	($)	($)	($)	($)
Carlyle Commodities Corp - Shares	550,000	907,500	5,500	8,250	(2,750)
Carlyle Commodities Corp - Warrants	550,000	727,000	–	–	–
Other	1,678,839	14,237	704	13,836	(13,133)
Total	2,778,839	1,648,737	6,204	22,086	(15,883)

5. AMOUNTS RECEIVABLE AND OTHER ASSETS

	December 31, 2025	March 31, 2025
	($)	($)
Sales tax refundable	84,292	65,444
Prepaid	11,098	44,531
	95,390	109,975

6. EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

During the three and nine months ended December 31, 2025, the Company incurred $811,560 and $18,687,631 respectively (three and nine months ended December 31, 2024 - $5,243,030 and $20,717,450 respectively) on exploration and evaluation expenses and recovered $803,999 and $18,750,750 respectively (three and nine months ended December 31, 2024 - $3,306,382 and $17,596,923 respectively) from the partners which have been included on the condensed interim statements of comprehensive loss (income). The following tables summarize the exploration and evaluation expenses incurred.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended December 31, 2025	($)	($) (1)	($)	($)	($)
Assays and analysis	2,326	–	155,597	58,783	216,706
Drilling	1,858	–	30,193	–	32,051
Environmental	–	–	6,189	–	6,189
Equipment rental	4,050	–	19,389	–	23,439
Freight	–	–	26,612	–	26,612
Geological, including geophysical	17,090	–	225,896	32,192	275,178
Graphics	1,103	–	3,668	2,317	7,088
Helicopter and fuel	–	–	–	5,878	5,878
Operations support	3,554	–	40,397	330	44,281
Property acquisition and assessments costs	50,000	–	10,081	260	60,341
Socioeconomic	14,063	–	16,864	9,000	39,927
Travel and accommodation	2,502	–	58,512	12,856	73,870
	96,546	–	593,398	121,616	811,560
	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended December 31, 2024	($)	($)	($)	($)	($)
Assays and analysis	194,285	395,389	163,565	76	753,315
Drilling	556,413	121,854	31,125	–	709,392
Environmental	7,297	28,658	3,498	–	39,453
Equipment rental	39,585	86,560	28,033	–	154,178
Freight	47,360	98,114	30,562	–	176,036
Geological, including geophysical	190,652	356,228	367,356	26,509	940,745
Graphics	–	610	6,544	340	7,494
Helicopter and fuel	576,546	84,052	9,309	–	669,907
Operations support	50,000	–	1,474	4,160	55,634
Property acquisition and assessments costs	194,260	993,415	251,292	6,012	1,444,979
Socioeconomic	10,710	79,420	47,811	10,523	148,464
Technical data	2,100	8,400	8,400	–	18,900
Travel and accommodation	19,823	53,306	51,404	–	124,533
	1,889,031	2,306,006	1,000,373	47,620	5,243,030

	IKE	JOY	DUKE	OTHER	TOTAL
Nine months ended December 31, 2025	($)	($) (1)	($)	($)	($)
Assays and analysis	49,630	566,852	536,409	89,510	1,242,401
Drilling	6,404	4,503,171	2,891,298	–	7,400,873
Environmental	330	10,752	17,776	–	28,858
Equipment rental	12,150	354,934	224,562	–	591,646
Freight	–	454,503	145,736	–	600,239
Geological, including geophysical	70,829	1,485,484	1,326,110	136,756	3,019,179
Graphics	1,299	7,444	4,807	2,360	15,910
Helicopter and fuel	–	2,682,118	1,951,779	17,329	4,651,226
Operations support	13,050	1,319,317	598,168	64,612	1,995,147
Property acquisition and assessments costs	54,225	18,794	19,919	797,020	889,958
Socioeconomic	20,276	92,314	43,952	18,631	175,173
Technical data	–	–	146	–	146
Travel and accommodation	5,540	717,081	971,103	20,122	1,713,846
	233,733	12,212,764	8,731,765	1,146,340	22,324,602

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

	IKE	JOY	DUKE	OTHER	TOTAL
Nine months ended December 31, 2024	($)	($)	($)	($)	($)
Assays and analysis	220,387	830,702	526,231	2,280	1,579,600
Drilling	596,256	3,650,323	1,144,281	–	5,390,860
Environmental	13,077	38,651	17,702	41	69,471
Equipment rental	57,210	199,204	140,414	–	396,828
Freight	49,401	275,659	119,240	–	444,300
Geological, including geophysical	378,557	1,033,188	1,716,389	37,021	3,165,155
Graphics	2,236	3,736	20,253	340	26,565
Helicopter and fuel	1,031,806	2,288,980	1,148,199	–	4,468,985
Operations support	65,345	1,885	19,155	107,150	193,535
Property acquisition and assessments costs	403,985	2,422,878	1,270,610	19,006	4,116,479
Socioeconomic	89,584	186,720	121,485	17,725	415,514
Technical data	2,100	26,490	26,420	–	55,010
Travel and accommodation	24,628	187,762	180,363	2,395	395,148
	2,934,572	11,146,178	6,450,742	185,958	20,717,450

(1)

JOY is operating in the joint venture corporation Aurora Minerals Ltd. (“Aurora Minerals”) since August 20, 2026. All exploration and evaluation expenses on JOY after August 20, 2026 are in Aurora Minerals. (see note 7)

Below is a summary of the Company’s major exploration property interests, together with the material property transactions.

(a) IKE District

The IKE District is subject to the following royalties:

•	A 1% net smelter return (“NSR’) on the IKE Property mineral claims capped at $2 million, which can be repurchased at any time for $2 million. An additional 2% NSR, subject to the Company retaining the right to purchase up to the entire royalty amount by the payment of up to $4 million. The Company has also agreed to make annual advance royalty payments of $50,000 to the holders of the 2% NSR royalty interest and, upon completion of a positive feasibility study, to issue to these same parties 500,000 common shares.

•	A 2% NSR on the Granite Property mineral claims which can be purchased for $2 million. In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite Property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

•	The entire IKE District is subject to a 1% NSR royalty from mine production capped at a total of $5 million.

(b) JOY District (Note 7)

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly-owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “Agreement”) whereby Freeport may acquire up to a 70% ownership interest of the JOY District. To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5- year term. On May 11, 2025, Freeport earned the 60% interest under an accelerated timeframe and a joint venture corporation, Aurora Minerals Ltd. has been established to operate the JOY District (Note 7). During the three months ended September 30, 2025, Freeport elected to earn an additional 10% interest, for an aggregate 70% interest by sole funding a further $75 million within the following five years at a rate of no less than $10 million per year. Freeport is not obligated to continue funding Stage 2 and may abandon it at any time and revert to 60:40 ownership arrangement.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

On February 5, 2025, the Company entered into a mineral property option agreement to acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA copper-gold-silver (“Cu-Au-Ag”) discovery. The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% net smelter returns royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations or $10 million after commencement of mining. The claims fall largely within the area of common interest under the Agreement. In April, 2025, Freeport exercised its right to have the entire Brenda Property included in the JOY District.

In addition, Freeport has an option to acquire 80% of the PIL Property from Finlay Minerals Ltd. (“Finlay”). Approximately 32% (42.34 km2) of the PIL Property mineral claims area lies within the area of common interest under the Agreement. The Company has exercised its right to have the area under common interest brought into the JOY District. Freeport is responsible for making all expenditures to fund the exercise of the PIL Property option with Finlay. Expenditures incurred within the area of common interest will be credited towards the Agreement with Amarc. If Freeport acquires its interest in the PIL Property, Amarc will have a maximum interest of 24% of the PIL Property.

JOY District is subject to the following royalties:

•	The PINE Property is subject to a 3% NSR on the PINE Property capped at $5 million payable from production.

•	A 2.5% net profits interest (“NPI”) on mineral claims comprising approximately 96% of the PINE Property, which are subject to the 3% NSR and a 1% NSR on the balance of the claims that are not subject to the 3% NSR. The NPI royalty can be reduced to 1.25% at any time for $2.5 million in cash or shares. The NSR royalty can be reduced to 0.5% for $2.5 million in cash or shares.

•	The Paula claim is subject to a 1% NSR royalty payable from commercial production that is capped at $500,000.

During the three and nine months ended December 31, 2025, the Company recorded a gross amount of cost recovery of $nil and $9,447,558 respectively (three and nine months ended December 31, 2024 - $2,306,006 and $11,146,178 ) offsetting the expenditures incurred pursuant to the Agreement.

(c) DUKE District

On November 22, 2022, the Company announced that it had entered into a Mineral Property Earn-in Agreement (the "Agreement") with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group. Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

To earn an initial 60% interest Boliden must fund $30 million of exploration and development expenditures within four years of the effective date of the Agreement. Amarc is the operator during this initial earn-in stage. Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the Duke District, for an aggregate 70% interest, by funding an additional $60 million of exploration and development expenditures at a minimum rate of $10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator. As of December 31, 2025, Boliden has funded $30 million and earned 60% interest in the Duke District.

The Company initially records the amounts of contributions received or receivable from Boliden pursuant to the Agreement as a liability (advanced contributions received) in the statements of financial position, and subsequently recognizes amounts as cost recoveries in the statements of loss (income) as the Company incurs the related expenditures. As at December 31, 2025, the Company recorded advanced contributions balance of $59,513 (March 31, 2025 - $635,530).

During the three and nine months ended December 31, 2025, the Company recorded a gross amount of cost recovery of $624,804 and $9,175,137 respectively (three and nine months ended December 31, 2024: $1,045,376 and $6,450,745 respectively) offsetting the expenditures incurred pursuant to the Agreement.

(d) Other property transactions

On May 16, 2022, the Company entered into a mineral claims option agreement with an arms-length third party optionor to acquire a 100% interest in and to a property, subject to a 2% NSR royalty in the event of commercial production on the property, payable until $10 million has been paid after which the NSR royalty reduces to 0.5%. The Company paid $100,000 during the year ended March 31, 2023 and shall pay $100,000 on or before May 31, 2023 and each year thereafter to, and including, May 31, 2031 until an aggregate of $1 million has been paid to optionor.

On August 21, 2025, the Company issued 1,000,000 common shares to Gold Fields Toodoggone Exploration Corp. as part of the contingency consideration set out in the amended PINE property purchase agreement dated on December 9, 2019 whereby consideration was an aggregate of 7,000,000 common shares of which 5,000,000 was issued in the first year and a further 2,000,000 was contingent on certain expenditure levels. The fair value of the shares issued of $690,000 was recorded as exploration and evaluation expenditures in the statements of loss and comprehensive loss.

7. JOINT VENTURE CORPORATION – AURORA MINERALS LTD.

On August 20, 2025, the Company and Freeport had formed a private joint venture corporation, Aurora Minerals Ltd (“Aurora Minerals”) to operate the JOY District (Note 6). Aurora Minerals will hold the JOY District mineral rights and titles with Freeport owning 60% and Amarc owning 40% ownership of the Aurora Minerals. Freeport is the operator of the Aurora Minerals and Freeport have appointed Amarc as the primary contractor to manage JOY District exploration programs under a separate services agreement.

Aurora Minerals was formed by the initial contribution of each of Amarc and Freeport of their respective 40% and 60% interests in the JOY District in consideration for the same percentage of common shares in the equity of Aurora Minerals Ltd.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The transfer of such non-monetary consideration in exchange for the joint venture equity interest was considered to lack commercial substance and accordingly no gain for loss was recorded by the Company.

Subsequent to the establishment of Aurora Minerals, Freeport has elected to sole fund stage 2 of Aurora Minerals expenditures in the aggregate of $75 million within the following five years at a rate of no less than $10 million per year, failing which Freeport and Amarc will proceed to fund the project pro rata on a 60:40 basis. At such time as stage 2 is completed, Freeport’s ownership of Aurora Minerals will increase to 70% and Amarc will decrease to 30%.

During the three and nine months ended December 31, 2025, Aurora Minerals incurred $3,514,073 and $$7,151,044 respectively of exploration and evaluation expenditures. As a result, Amarc earned a contractor fee of $166,744 and $342,744 respectively as manager and primary contractor of the JOY District.

The Company’s interest in Aurora Minerals is accounted for using the equity accounting method on the basis that it retains significant influence over its operations. Amarc reports carrying value of its investment in Aurora Minerals at a nominal value of $1 as Freeport has been sole funder of the Aurora Minerals since inception. Summarized financial information of Aurora Minerals are set out below:

	December 31, 2025	December 31, 2024
Current assets	$230,328	N/A
Non-current assets	$nil	N/A
Current liabilities	$10,000	N/A
Expenses	$8,139,902	N/A
Net loss	$8,139,902	N/A

As at December 31, 2025, the Company has a liability within advanced contributions balance of $230,328 which represents unspent JOY District exploration and evaluation expenditures advanced to it by Aurora Minerals.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2025	March 31, 2025
	($)	($)
Accounts payable	264,775	488,338
Accrued liabilities	504,643	292,585
Total	769,418	780,923

9. DIRECTOR’S LOAN

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum. On November 25, 2024, the Lender agreed to extend the repayment date of the Loan to November 26, 2025. On November 25, 2025, the Lender agreed to extend the repayment date of the Loan to January 4, 2027 or earlier pending the achievement of certain financing milestones.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The change in the Loan balance is as follows:

Total
($)
Balance, March 31, 2025	966,304
Interest expense	75,342
Amortization of transaction costs	33,696
Cash interest paid	(50,137)
Closing balance, December 31, 2025	1,025,205
Current portion	25,205
Non-current portion	1,000,000

Finance expenses		Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Interest on loan	25,205	25,205	75,342	74,342
Amortization of transaction costs	8,232	28,775	33,696	113,458
Total	33,437	53,980	109,038	187,800

10. SHARE CAPITAL AND RESERVES

(a) Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

During the nine months ended December 31, 2025, 133,332 common shares were issued as a result of exercise of share purchase options.

On August 21, 2025, the Company issued 1,000,000 common shares to Gold Fields Toodoggone Exploration Corp. as part of the contingency consideration set out in the amended PINE property purchase agreement dated on December 9, 2019 whereby consideration was an aggregate of 7,000,000 common shares of which 5,000,000 was issued in the first year and a further 2,000,000 was contingent on certain expenditure levels.

As at December 31, 2025, the number of total issued and outstanding common shares is 225,327,364 (March 31, 2025: 224,194,032)

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b) Share purchase options

The following summarizes changes in the Company’s share purchase options:

	December 31, 2025		March 31, 2025
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Beginning balance	0.102	5,945,332	0.000	13,410,000
Cancelled	NA	–	0.116	(1,480,000)
Exercised	0.095	(133,332)	0.000	(6,214,668)
Expired	NA	–	0.120	(60,000)
Granted	0.680	200,000	0.670	290,000
Ending balance	0.153	6,012,000	0.102	5,945,332

The following summarizes information on the options outstanding and exercisable as at September 30, 2025:

		Weighted Average	Number of	Number of
		Remaining Contractual	Options	Options
Exercise price	Expiry date	Life (periods)	Outstanding	Exercisable

$0.125	11-Apr-26	0.28	120,000	120,000
$0.105	22-Mar-29	3.22	5,100,000	5,100,000
$0.105	22-Mar-27	1.22	302,000	302,000
$0.670	4-Feb-30	4.10	290,000	87,000
$0.680	27-Jun-30	4.49	100,000	100,000
$0.770	9-Jul-27	1.52	100,000	75,000
		3.10	6,012,000	5,784,000

The Company uses the Black-Scholes option pricing model to estimate the fair value for all stock-based compensation. The expected volatility assumption inherent in the pricing model is based on the historical volatility of the Company’s stock over a term equal to the expected term of the option granted.

During the nine months ended December 31, 2025, the Company granted 100,000 share purchase options at an exercise price of $0.68 to its contractor. The weighted average assumptions used in the option pricing model and the resulting weighted average fair values per option for the options granted during the six months ended September 30, 2025 were as follows:

Risk-free rate:	2.86%
Expected life:	5 years
Expected volatility:	110%
Expected dividends:	Nil
Weighted average fair value per option:	$0.54

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(c) Share purchase warrants

The following common summarizes changes in the Company’s share purchase warrants:

	December 31, 2025		March 31, 2025
	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants
Beginning balance	0.06	4,807,693	0.06	10,984,163
Exercised	NA	–	0.057	(6,176,470)
Ending balance	0.08	4,807,693	0.06	4,807,693

The following summarizes information on the warrants outstanding as at December 31, 2025:

		Weighted Average
		Remaining Contractual	Warrants
Exercise price	Expiry date	Life (periods)	Outstanding

$0.080	1-Dec-28	2.92	4,807,693
		2.92	4,807,693

11. RELATED PARTY TRANSACTIONS

	December 31, 2025	March 31, 2025
Balances due to related parties	($)	($)
Hunter Dickinson Services Inc.	63,984	242,569
United Mineral Services Ltd.	–	30,173
High Hills Consulting Ltd. (CFO fees)	4,916	–
Thomas Wilson (former-CFO fees)	–	5,496
Total	68,900	278,238

(a) Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

During the nine months ended December 31, 2025, the Company’s President, Chief Executive Officer and Director and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (Note 11(b)).

During the nine months ended December 31, 2025, the Company recorded share-based compensation expense of $96 (September 30, 2024 - $60,432) in relation to 200,000 stock options issued to directors and officers of the Company in April 2023.

During the nine months ended December 31, 2025, the Company incurred fees totaling $106,266 (December 31, 2024 -$47,107) in respect of services provided by the Chief Financial Officer.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b) Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the

Company, on a non-exclusive basis as needed and as requested by the Company and as available from HDSI (the “Services Agreement”). As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third-party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company’s transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days’ notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Nine months ended December 31,
	2025	2024
(rounded to the nearest thousand CAD)	($)	($)
Services received from HDSI and as requested by the Company	1,548,000	597,000
Information technology – infrastructure and support services	63,000	30,000
Office rent	40,000	22,000
Reimbursement, at cost, of third-party expenses
incurred by HDSI on behalf of the Company	345,000	185,000
Total	1,996,000	834,000

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(c) United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. During the nine months ended December 31, 2025, the Company incurred costs of $20,612 (nine months ended December 31, 2024 - $12,386) in respect of reimbursement of expenses.

12. SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF LOSS

(a) Salaries, fees and benefits

Salaries, fees and benefits included in exploration and evaluation expenses, JV contractor costs and administration expenses are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2025(1)	2024(1)	2025(1)	2024(1)
Salaries, fees and benefits	($)	($)	($)	($)
Exploration and evaluation expenses	2,522,000	2,798,000	12,652,000	10,398,000
Administration expenses (2)	53,000	87,000	247,000	255,000
	2,575,000	2,885,000	12,899,000	10,653,000

(1)	rounded to the nearest thousand dollar
(2)	includes salaries and benefits included in office and administration expenses (Note 12(b)) and other salaries and benefits expenses classified as administration expenses

(b) Office and administration expenses

Office and administration expenses include the following:

	Three months ended December 31,		Nine months ended December 31,
	2025(1)	2024(1)	2025(1)	2024(1)
	($)	($)	($)	($)
Salaries and Benefits	43,000	87,000	234,000	255,000
Data processing and retention	2,000	2,000	7,000	11,000
Insurance	8,000	6,000	23,000	20,000
Other office expenses	100,000	5,000	159,000	19,000
	153,000	100,000	423,000	305,000

(1)	rounded to the nearest thousand dollar

13. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC, from HDSI under a lease agreement dated May 1, 2021, and the lease expires on April 29, 2026.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Right-of-use asset

A summary of the changes in the right-of-use asset for the nine months ended December 31, 2025 is as follows:

Right-of-use-asset	($)
Balance at March 31, 2025	21,858
Amortization	(15,132)
Balance at December 31, 2025	6,726

Lease liability

On May 1, 2021, the Company entered into the lease agreement, which resulted in the lease liability of $100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the nine months ended December 31, 2025 are as follows:

Lease liability	($)
Balance at March 31, 2025	28,764
Lease payment – base rent portion	(21,123)
Lease liability – accretion expense	1,609
Balance at December 31, 2025	9,250
Current portion	9,250
Long-term portion	–

The following is a schedule of the Company’s future lease payments (base rent portion) under the lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2026 (January 1, 2026 to March 31, 2026)	7,041
Fiscal 2027 (April 1, 2026 to April 29, 2027)	2,350
Total undiscounted lease payments	9,391
Less: imputed interest	(141)
Lease liability as at December 31, 2025	9,250

14. FINANCIAL RISK MANAGEMENT

(a) Capital management objectives

The Company’s primary objectives when managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders’ equity as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Company’s investment policy is to invest its cash in highly liquid, short-term, interest-bearing investments having maturity dates of three months or less from the date of acquisition, which are readily convertible into known amounts of cash.

The Company is not subject to any imposed equity requirements.

There were no changes to the Company’s approach to capital management during the nine months ended December 31, 2025.

(b) Carrying amounts and fair values of financial instruments

Fair value

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy for financial instruments measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1 ‐ applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 ‐ applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

Level 3 ‐ applies to assets or liabilities for which there are unobservable market data.

The Company’s recorded amounts of cash, amounts receivable, accounts payable and other liabilities approximate their respective fair values due to their short‐term nature. The carrying value of the restricted cash approximates its fair value, as it is cash-based. The Company’s marketable securities are carried at fair value based on quoted prices in active markets (level 1).

As at December 31, 2025, the carrying values of the Company’s financial assets and financial liabilities approximate their fair values.

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fair to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, and amounts receivable and other assets. The carrying values of these financial assets represent the Company’s maximum exposure to credit risk.

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AMARC RESOURCES LTD.

Notes to the Condensed Interim Financial Statements.

For the three and nine months ended December 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Company limits the exposure to credit risk by only investing its cash in high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements after taking into account the Company’s holdings of cash.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. In the management of liquidity risk, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations. The directors of the Company are of the opinion that, taking into account the Company's cash reserves and external financial resources, the Company has sufficient working capital for its current obligations.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash matures impact interest income earned.

As at December 31, 2025, the Company’s exposure to interest rate risk was nominal.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at December 31, 2025, the Company’s exposure to price risk was not significant in relation to these Financial Statements.

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